Filed by AngloGold Ashanti Limited
This communication is filed pursuant to
Rule 425 under the United States Securities Act of 1933
Subject Company: AngloGold Ashanti Limited
Commission File Number: 001-14846
Date: May 12, 2023

Set forth below is a form of letter issued by AngloGold Ashanti Limited to its suppliers starting on May 12, 2023 with regard to its proposed corporate restructuring and change to domicile and primary listing location.

Dear [NAME],

I am writing to inform you that AngloGold Ashanti (AGA or the Company), a global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities, has undertaken a comprehensive review of its domicile and listing structure.

The review concluded that the most appropriate corporate structure for the Company is a UK corporate domicile with a US primary listing on the New York Stock Exchange and secondary inward listings in South Africa and Ghana.

Over time, AGA has sought to reduce its operational risk, strengthen its balance sheet, improve profitability, increase the size and quality of its mineral inventory and invest in creating sustainable pathways to growth. Despite this suite of improvements, the Company continues to trade at a substantial valuation discount relative to most of its global peers.

We believe the proposed transaction will have a number of key benefits that will help us deliver on our strategy and drive greater recognition for the full value of our business, including:

◾	Enhancing our access to the world’s deepest pools of capital, including the opportunity to improve share trading liquidity significantly.

◾
Improving our competitive position in line with our global peers - the majority of the peer group with which we are compared have primary listings in the United States (US) and the majority of their liquidity in the US.

◾	Domiciling in a well proven, low-risk and attractive jurisdiction with minimal incremental costs for shareholders.

◾	We believe this transaction will be to the benefit of all shareholders, and that no stakeholder will be disadvantaged in any way.

[Today’s announcement has no implications for our existing contracts, agreements or services, and you can expect business as usual.] There will also be no job losses as a result of this transaction and there are no proposed changes to the Board or management team.

I attach here the announcement that we issued this morning which provides further detail on the proposed transaction. Should you have any questions, please contact me anytime.
We thank you for your continued support.

Yours sincerely,

[NAME]

NO OFFER OR SOLICITATION

This letter is not intended to and does not constitute an offer or invitation to buy, exchange or sell nor a solicitation of an offer to buy, exchange or sell any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. An offer of securities in the US pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement on Form F-4 under the Securities Act of 1933 will be filed with the Securities and Exchange Commission (the SEC). Investors and shareholders are urged to read the registration statement when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding the proposed transaction and documents incorporated by reference at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this letter, other than statements of historical fact, including, without limitation, those concerning the growth prospects and outlook of AGA’s operations, individually or in the aggregate, including the expected effects of the proposed transaction, are forward-looking statements regarding AGA’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AGA’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements.  Although AGA believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, risks and uncertainties related to the timing of the proposed transaction, the possibility that AGA’s shareholders will not approve the proposed transaction, that the proposed transaction will not receive other necessary approvals or that the proposed transaction is otherwise not completed (whether following the occurrence of a material adverse effect or otherwise), the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period, operational disruption due to the proposed transaction, the incurrence of unexpected transactional costs or total costs being higher than current estimates, and other business and operational risks and other factors. These factors are not necessarily all of the important factors that could cause AGA’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AGA undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AGA or any person acting on its behalf are qualified by the cautionary statements herein.